October 14, 2022

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Ms. Bentzinger,
On August 8, 2022, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Utah Focus Fund (the “Fund”). On September 20, 2022, you provided comments to the Registration Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Prospectus:
Summary
Comment 1. Please consider removing the first portion of the fee table regarding shareholder fees given that there are none.
Response. The Registrant has not made the revision suggested because the Registrant believes it is still helpful for shareholders to see that portion of the table for comparison purposes to other funds in the marketplace.
Comment 2. To comply with Rule 35d-1 under the 1940 Act, please remove the word “Utah” from the Fund’s name or revise the 80% test to include a majority revenue test instead of the large employer test. Please confirm whether international equities will be a principal strategy given the Fund’s focus on Utah. Please insert the word “economic” between “significant” and “ties” in the first sentence, and insert the word “or” between the romanettes.
Response. The Registrant has revised the 80% test disclosure as requested. The Advisor has confirmed to the Registrant that international equities will not be a principal strategy of the Fund and the reference to those securities and their risks has been removed.
Comment 3. In the second paragraph of “Principal Investment Strategies,” please clarify what the adviser is looking for in selecting portfolio companies (e.g. being undervalued). Please also clarify what is meant by an announcement, and clarify that any company added to the portfolio before it is presently a Utah Company will not be included in the 80% test.
GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
2200 Ross Avenue, Suite 5200 ■  Dallas, TX ■  Tel 214.665.3685

Response. The Registrant has revised the disclosure as requested.
Comment 4. In “Principal Risks of Investing in the Fund – Common Stock Risk,” please remove the reference to investments in other funds or add it to the strategy.
Response. The Registrant has removed the reference from the risk.
Comment 5. In “Principal Risks of Investing in the Fund – Sector Risk”, please confirm whether this is intended to be different than the state-specific risk. If so, please add information to the strategy regarding the sector investments made by the Fund.
Response. The Registrant has revised the disclosure to remove the risk.
Comment 6. Please supplementally identify the broad-based securities index that the Fund will utilize for a comparison when it has performance information to report.
Response. The Advisor has confirmed to the Registrant that it will use Russell 2000 TR index.
Additional Information about the Fund’s Investment Objectives, Principal Investment Strategies, and Risks
Comment 7. In “Principal Investment Strategies”, please add more detail regarding how the adviser selects securities to buy and sell.
Response. The Registrant has added the disclosure requested.
Comment 8. In the introduction to item 9, the reference to the 80% test doesn’t mention international equities as it does in the summary. Please reconcile the discrepancy.
Response. The Registrant has corrected the discrepancy.
SAI:
Comment 9. Please update the disclosure with respect to Rule 18f-4 and remove references to prior SEC positions such as release 10666, earmarking, and no-action letters. Please also remove the following language: “which could adversely affect the value or performance of the Fund.”
Response. The Registrant has revised the disclosure as requested.
Comment 10. In “Illiquid Investments” on page 11 and page 13, please revise the definition of an illiquid investment to more closely track the language of Rule 22e-4(a)(8).
Response. The Registrant has revised the disclosure as requested.
Comment 11. In “Investment Limitations – Underwriting,” remove the reference to diversified funds given that the Fund is non-diversified.
Response. The Registrant has revised the disclosure as requested.

Comment 12. In the third paragraph after “Investment Limitations”, add “or group of industries” after each reference to a particular industry.
Response. The Registrant has revised the disclosure as requested.
Part C:
Comment 13. Please confirm that the Registrant will file a new legal opinion as an exhibit.
Response. The Registrant so confirms.

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If you have any questions or comments, please contact the undersigned at 678.553.2432.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle

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